90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 7, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Re:	Mustang Bio, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed September 15, 2016

File No. 000-55668

Dear Ms. Hayes:

At the request and on behalf of our client, Mustang Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on September 23, 2016, relating to the Company’s Amendment No 1 to the Form 10-12G, filed on September 15, 2016 (the “Form 10”). Amendment No. 2 to the Form 10-12G (the “Amendment”) is being filed concurrently with this letter to respond to the comments. These responses have been prepared by the Company with our assistance.

Item 1. Business

Intellectual Property and Patents, page 3

Comment:

1.	We note your revised disclosure on page 4 in response to our prior comment 6. Please revise your disclosure to clarify that the patents that you have licensed and plan to license are actually patent applications that are referred to in the previous paragraph.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C

October 7, 2016 Page 2

Response:

We have revised our disclosure on page 4 to reflect that all patents are patent applications.

Item 2. Financial Information

Forward-Looking Statements, page 36

Comment:

2.	We note your response to our prior comment 13. Please revise the second to last sentence in the first paragraph and the last sentence in the second paragraph of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Response:

We have revised our disclosure on page 36 to reflect that revision will be made to the extent they are required by law.

Item 5. Directors and Executive Officers, page 42

Comment:

3.	We note your revised disclosure in response to our prior comment 14. Please further revise to describe the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Weiss, Horin and Herskowitz should serve as directors. Refer to Item 401(e)(1) of Regulation S-K. In addition, please restore the first sentence that was deleted in Mr. Herskowitz’s biography, as Item 401(a) of Regulation S-K requires disclosure of a director’s term of office.

Response:

We have revised our disclosures on page 42 to include statements regarding experience and qualifications.

Comment:

4.	Please restore the deleted references to the positions held at CB Pharma Acquisition Corp. in the biographies of Michael S. Weiss and Lindsay A. Rosenwald, M.D., as Item 401(e) of Regulation S-K requires disclosure regarding principal occupations and employment and any other directorships held during the past five years. In addition, please state whether each corporation or organization listed in the biographies is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K.

October 7, 2016 Page 3

Response:

We revised our disclosure to include positions held by Mr. Weiss and Dr. Rosenwald in CB Pharma Acquisition Corp.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath